Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the registration statements on No.333-53046 on Form S-8 of Berkshire Hathaway Inc. of our report dated June 29, 2021 with respect to the statements of net assets available for plan benefits of the Revised Profit Sharing Plan for the Employees of the Government Employees Companies (the Plan) as of December 31, 2020 and 2019, the related statements of changes in net assets available for plan benefits for the years then ended, and the related supplemental schedule of delinquent participant contributions for the year ended December 31, 2020, supplemental schedule of assets held for investment purposes as of December 31, 2020 and schedule of reportable transactions for the year ended December 31, 2020, which reports appear in the December 31, 2020 Annual Report on Form 11-K of the Plan.

/s/ Johnson Lambert LLP

Vienna, Virginia

June 29, 2021